SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of	May	2016
Commission File Number	001-36458

Neovasc Inc.
(Translation of registrant’s name into English)
Suite 5138 – 13562 Maycrest Way Richmond, British Columbia, Canada V6V 2J7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	News Release – Neovasc Announces Jury Verdict in Litigation Brought by CardiAQ

Document 1

Neovasc Announces Jury Verdict in Litigation Brought by CardiAQ

NASDAQ: NVCN
TSX: NVC

VANCOUVER, May 19, 2016 /CNW/ - Neovasc Inc. ("Neovasc" or the "Company") (NASDAQ: NVCN) (TSX: NVC) today announced that following a trial in Boston, Massachusetts a jury found in favor of CardiAQ, on CardiAQ's claims for relief for breach of contract, breach of the duty of honesty in contractual performance, and three of CardiAQ's six asserted trade secrets.  The jury also issued advisory findings in favor of CardiAQ regarding its causes of action under Massachusetts Gen. Law. Ch. 93A and patent inventorship.  The jury awarded US $70 million on the trade secret claim for relief, and no damages on the contractual claims for relief.

"Regrettably, the jury trial phase of this lawsuit was not resolved to our satisfaction.  We will be exploring our options regarding post-trial motions in the trial court and, potentially, the appellate process," said Alexei Marko, CEO of Neovasc.  "As we have throughout this process, we will remain diligent in our company's purpose to advance our cardiovascular products to improve patient care by addressing two significant unmet structural heart diseases, mitral regurgitation and refractory angina."

CardiAQ filed suit against Neovasc in the United States District Court for the District of Massachusetts and asserted these claims for relief regarding Neovasc's transcatheter mitral valve technology, including the Tiara.

About Neovasc Inc.
Neovasc is a specialty medical device company that develops, manufactures and markets products for the rapidly growing cardiovascular marketplace.  Its products in development include the Tiara™, for the transcatheter treatment of mitral valve disease and the Neovasc Reducer™ for the treatment of refractory angina. The Company also sells a line of advanced biological tissue products that are used as key components in third-party medical products including transcatheter heart valves. For more information, visit: www.neovasc.com.

This news release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws, regarding the Company's intentions to explore its options with respect to the CardiAQ litigation going forward and continue to focus on advancing its products.  Phrases "will be exploring" and "will remain diligent" are intended to identify these forward-looking statements.  Forward-looking statements are based on estimates and assumptions made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes are appropriate in the circumstances.  Many factors and assumptions could cause the Company's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, potential changes in circumstances relating to the Company's financing requirements, whether as a result of unforeseen circumstances or otherwise; the conduct or possible outcomes of any actual or threatened legal proceedings, including any post-trial motions or appeals, which are inherently uncertain; the potential benefits of the Neovasc Reducer™ and Tiara™ as compared with other products; successful enrollment of patients in studies and trials for the Neovasc Reducer™ and Tiara™; results of the trials and studies for the Neovasc Reducer™ and Tiara™ that meet the Company's expectations; the Company's receipt of any required local and institutional regulatory approvals and the timing and costs of obtaining such approvals; European enrollment in our clinical trials, studies and compassionate use cases and the success of applications in Europe; the Company's ability to protect its intellectual property; the Company's ability to raise additional funding; changes in business strategy or development plans; existing governmental regulations and changes in, or the failure to comply with, governmental regulations and general economic and business conditions, both nationally and in the regions in which the Company operates. These risk factors and others relating to the Company are discussed in greater detail in the "Risk Factors" section of the Company's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov).  These factors should be considered carefully, and readers should not place undue reliance on the Company's forward-looking statements.  The Company has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

SOURCE Neovasc Inc.

%CIK: 0001399708

For further information: Investor Relations, Neovasc Inc., Chris Clark, 604 248-4138, cclark@neovasc.com

CO: Neovasc Inc.

CNW 19:28e 19-MAY-16

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Neovasc Inc.
(Registrant)

Date: May 19, 2016	By:	/s/ Chris Clark
		Name:	Chris Clark
		Title:	Chief Financial Officer